Exhibit 99.4

NICE Actimize Selected by Valley National Bank to Implement Its New
AML and Financial Crime Platform Strategy

The implementation will first roll out Customer Due Diligence followed by other key anti-
money laundering capabilities

Hoboken, N.J. – March 27, 2017 – NICE Actimize, a NICE (Nasdaq:NICE) business and the industry's largest and broadest provider of a single financial crime, risk, and compliance software platform for the financial services industry has been selected by Valley National Bank to implement a unified financial crime platform initially focused on strengthened anti-money laundering capabilities. The implementation will launch with NICE Actimize's Customer Due Diligence (CDD) solution, following with Suspicious Activity Monitoring (SAM) and Case Management applications. Based in Wayne, New Jersey, Valley National Bank holds approximately $23 billion in assets.

"We are ready to launch a new financial crime platform strategy, with an updated approach to monitoring regulatory and compliance objectives. Early on, we recognized the benefits that a single, unified AML platform would provide throughout our institution," explained Sheila Leary, First Senior Vice President, Director of AML/BSA Compliance, Valley National Bank. "The breadth and depth of NICE Actimize's solutions, particularly across anti-money laundering and case management, offers us many operational benefits while at the same time aligning well with our growth expectations as we add institutions to our expanding network."

Among the NICE Actimize strengths cited by Valley National are its deep industry experience, investment in a long-term product roadmap, and specific experience and robust offerings in CDD, SAM, and Case Management. NICE Actimize's functionality for CDD supports the complete lifecycle assessment and re-assessment of customer risk as part of Know Your Customer (KYC) applicant onboarding and ongoing customer due diligence processes including complex beneficial ownership structures.

Contributing to lowering Valley's total cost of ownership while offering profiling capabilities that provide a single customer view, NICE Actimize's tools such as Policy Manager and DART (Detection and Research Tool) will help to ease AML compliance requirements and to better implement more consistent AML transaction monitoring and CDD programs.

"This strategic win for NICE Actimize demonstrates the strength and accessibility of our AML solutions suite for financial institutions of all sizes and types," said Joe Friscia, President, NICE Actimize. "We look forward to supporting Valley's financial crime strategy as we implement a full range of compliance solutions as their trusted AML solution provider."

For further information on NICE Actimize's integrated anti-money laundering solutions and links to our webinar series, please go to these additional resources:

•	Registration for Transaction Monitoring Webinar Series — by clicking here.
•	On our Blog — Look for related topics and thought leadership at www.niceactimize.com/blog.
•	On our Culture of Compliance Website by clicking here.

About Valley National Bancorp
Valley National Bancorp is a regional bank holding company headquartered in Wayne, New Jersey with approximately $23 billion in assets. Its principal subsidiary, Valley National Bank, currently operates over 200 branch locations in northern and central New Jersey, the New York City boroughs of Manhattan, Brooklyn, Queens and Long Island, and Florida. Valley National Bank is one of the largest commercial banks headquartered in New Jersey with Executive Offices in Manhattan and West Palm Beach. For more information about Valley National Bank and its products and services, please visit a convenient branch location, valleynationalbank.com or call our 24/7 Customer Service Team at 800-522-4100.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-551-256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.